SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

06008473

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING ~~January~~ December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Automated Trading Strategists, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Hillside Avenue
(No. and Street)

Englewood, (City) New Jersey (State) 07631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth Bernstein (201) 816-8774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville, (City) New York (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sam Bernstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Trading Strategists, L.P., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

LINDA L. MACK
Notary Public, State of New York
No. 01MA5061961
Qualified in New York County
Commission Expires June 17, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2005

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Partners of
Automated Trading Strategists, L.P.

We have audited the accompanying statement of financial condition of Automated Trading Strategists, L.P. (the "Partnership") as of December 31, 2005 and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Automated Trading Strategists, L.P. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

Melville, NY
February 22, 2006

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Greenwich Grand Cayman Riverhead
www.mklip.com

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$	9,905
Due from clearing broker		5
Total Assets	$	9,910

PARTNERS' CAPITAL

Partners capital	$	9,910

The accompanying notes are an integral part of these financial statements.

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

OPERATING EXPENSES		
Professional fees	$ 6,500	
Bank charges	12	
Dues and filing fees	1,193	
Insurance	384	
TOTAL OPERATING EXPENSES		$ 8,089
NET LOSS		$ (8,089)

The accompanying notes are an integral part of these financial statements.

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

For the Year Ended December 31, 2005

	General Partner	Limited Partner	Total
BALANCE - January 1, 2005	$ 7,252	$ 5,747	$ 12,999
Contributions	--	5,000	5,000
Net loss	(4,512)	(3,577)	(8,089)
BALANCE - December 31, 2005	$ 2,740	$ 7,170	$ 9,910

The accompanying notes are an integral part of these financial statements.

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (8,089)
NET CASH USED IN OPERATING ACTIVITIES	(8,089)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Capital contribution	5,000
DECREASE IN CASH AND CASH EQUIVALENTS	(3,089)
CASH AND CASH EQUIVALENTS - January 1, 2005	12,994
CASH AND CASH EQUIVALENTS - December 31, 2005	$ 9,905

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Significant Accounting Principles

Nature of Business
Automated Trading Strategists, L.P., doing business as ATS, L.P. (the "Partnership"), is a registered broker-dealer. The Partnership was formed as a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act on August 27, 1993 and amended and restated as of January 1, 1994. The Partnership is engaged in the proprietary trading of securities, equity options, future contracts and non-equity options, but is currently limited to customer business. Pursuant to the partnership agreement (the "Agreement") the Partnership will terminate on December 31, 2034.

The Partnership has engaged a clearing broker, on a fully disclosed basis, to perform all trade, settlement and related activities under a clearing agreement. The Partnership pays the broker for clearing services in accordance with terms as specified under the clearing agreement. The Partnership did not conduct any business during 2005 and remains inactive.

Income Taxes
The Partnership is not a taxable entity. The Partners are individually taxed on their respective shares of the Partnership's income or losses. Therefore, no provision for income taxes is provided in the accompanying financial statement.

Use of Estimates in the Financial Statement
The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - Capital Accounts

Contributions
The General Partner shall contribute to the capital of the Partnership and shall maintain in its capital account an amount equal to at least 1% of the aggregate capital of all of the partners in the partnership. Each limited partner's initial contribution must be in a form and manner that is acceptable to the General Partner. Pursuant to the partnership subscription agreement there is no minimum investment requirement.

NOTE 2 - Capital Accounts, continued

Net Profit and Loss Allocations

The Partnership's net profit shall be allocated each fiscal quarter to each limited partner in proportion to 80% of each limited partner's capital balance to the total capital of all the partners as of the commencement of the fiscal quarter. The Partnership's net profit shall be allocated each fiscal quarter to the General Partner in proportion of the General Partners' capital balance to the total capital of all the partners as of the commencement of the fiscal quarter. The remaining net profit of the Partnership shall be allocated to the General Partner.

The Partnership's net loss shall be allocated each fiscal quarter to each partner in the ratio that each partners' capital bears to the total capital of all partners as of the commencement of each fiscal quarter.

Withdrawals

A partner shall have the right to withdraw all or a portion of its capital account at the end of each fiscal quarter upon at least thirty days prior written notice.

NOTE 3 - Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2005, the Partnership had net capital of $9,910 which was $4,910 in excess of its required minimum net capital of $5,000. The Partnership's net capital ratio was 0.00 to 1.

NOTE 4 - Financial Instruments With Off-Balance Sheet Credit Risk

In the normal course of business, the Partnership may enter into various debt and equity transactions as principal or agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk or concentration of credit risk. The Partnership may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold but not yet purchased should the value of such securities rise.

The Partnership may be exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event counter parties are unable to fulfill contractual obligations.

NOTE 4 - Financial Instruments With Off-Balance Sheet Credit Risk, continued

The Partnership's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position, credit exposure reporting and control procedures. In addition, the Partnership has a policy of reviewing the credit standing of each broker/dealer, clearing organization and/or other counter parties with which it conducts business.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Automated Trading Strategists, L.P.

In planning and performing our audit of the financial statements of Automated Trading Strategists, L.P. (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance

10 Melville Park Road • Melville, NY 11747-3146 • Tel 631-414-4000 • Fax 631-414-4001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

Melville, NY
February 22, 2006

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2005

NET CAPITAL	$ 9,910
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
(a) Minimum net capital required (6 2/3 % of $0)	$ --
(b) Minimum dollar net capital requirements	$ 5,000
Net capital requirement (Greater of (a) or (b))	$ 5,000
Excess net capital	$ 4,910
Excess net capital at 1,000%	$ 9,910
Ratio of aggregate indebtedness to net capital	.00 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

No material differences exist

See independent auditors' report.

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The partnership claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independet auditors' report.

AUTOMATED TRADING STRATEGISTS, L.P.
(A Limited Partnership)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

The partnership claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditors' report.